
March 17, 2023

Tuanfang Liu
Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502

> **Re: Ispire Technology Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 17, 2023**
> **File No. 333-269470**

Dear Tuanfang Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed March 17, 2023

Risk Factors, page 12

1. We note your disclosure includes certain changes to the offering; however, the filing has not been revised to reflect all of the changes. For example, on page 31, you disclose that all of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, which appears inconsistent regarding the shares sold in this offering that will be held by the Chief Financial Officer. In addition, on page 54, the percentages of the Company's common stock to be owned by Mr. Liu and Ms. Zhu upon completion of this offering, 59.4% and 4.5%, respectively, do not appear revised. Please revise the filing to make the changes as appropriate throughout the filing.

Dilution, page 36

2.   We note your disclosure that a $1.00 increase (decrease) in the assumed public offering price would increase the dilution per share to new investors by approximately $0.05, after deducting the underwriters' discount and estimated offering expenses payable by the Company. Please explain how the increase in the dilution per share to new investors of $0.05 was computed. Also revise "increase" of the dilution to "increase (decrease)".

 You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard I. Anslow, Esq.